[redacted]

09057702

ABX 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Source Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

276 Post Road West
(No. and Street)

Westport	Connecticut	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Harris (203) 341-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	Connecticut	06484
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
101

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JM

OATH OR AFFIRMATION

I, David Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Source Capital Group, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LORI A. MAXEY
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOURCE CAPITAL GROUP, INC.

Years Ended December 31, 2008 and 2007

CONTENTS

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Shareholder
Source Capital Group, Inc.
Westport, Connecticut

We have audited the accompanying statements of financial condition of Source Capital Group, Inc. as of December 31, 2008 and 2007, and the related statement of operations, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Source Capital Group, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Shelton, Connecticut
February 23, 2009

Dworken, Hillman, LaMorte & Sterczala, P.C.

HLB
An independent member of HLB International
A world-wide organization of accounting firms and business advisers

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

SOURCE CAPITAL GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2008	December 31, 2007
Assets		
Current assets:		
Cash and cash equivalents	**$ 391,932**	$ 711,419
Receivables from clearing brokers	**537,224**	481,094
Deposits with clearing organizations	**253,257**	253,257
Securities owned (Note 2):		
Marketable, at market value	**4,755**	57,763
Not readily marketable, at estimated fair value	**197**	1,911
Prepaid expenses and other current assets	**291,063**	117,243
Total current assets	**1,478,428**	1,622,687
Other assets:		
Security deposits	**49,106**	49,106
Other	**20,076**	20,055
	69,182	69,161
Total Assets	**$1,547,610**	$1,691,848
Liabilities and Shareholder's Equity		
Current liabilities:		
Securities sold, not yet purchased, at market value		$ 167,900
Accounts payable and accrued expenses (Note 4)	**$1,011,275**	988,787
Total current liabilities	**1,011,275**	1,156,687
Commitments and contingencies (Note 4)		
Shareholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, 100 shares issued and outstanding	**100**	100
Additional paid in capital	**291,306**	291,306
Retained earnings	**244,929**	243,755
Total Shareholder's Equity	**536,335**	535,161
Total Liabilities and Shareholder's Equity	**$1,547,610**	$1,691,848

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

Source Capital Group, Inc. (the "Company") organized and incorporated in the State of Delaware, as Source Securities Corp., commenced business on June 1, 1994 and on November 2, 2001 changed its name to Source Capital Group Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of The Financial Industry Regulatory Authority (FINRA). In this capacity, the Company executes customer and principal transactions and performs underwriting and investment banking services.

The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a fully disclosed clearance agreement.

The Company is also licensed by the State of Connecticut as a mortgage broker. In this capacity, the Company refers mortgage loan applicants to lending institutions for a fee.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to monitor its exposure continuously to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2008 and 2007, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2008 and 2007, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies:

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment banking:

Investment banking represents fees and commissions earned from private placement of securities and sale of interests in oil and gas limited partnerships. Fees are earned and recognized upon closing of each transaction.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Other securities revenue:

Other securities revenue is derived from the following sources and is recognized in the following manner:

Clearing service charges are recognized upon receipt of verified notification from the clearing agent; insurance commission income and related commission compensation are recorded when the insurance contract sale has been closed; and fund raising consulting income and related commission compensation are recorded as income and expense, respectively, when the client has received the capital contribution, for which the consulting fee is rendered.

Mortgage placement fees:

Mortgage placement fees and related compensation expense are recognized upon closing of the related mortgage.

Income taxes:

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items such as income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal and state tax purposes.

2. **Securities owned:**

Securities owned consist of equity securities of corporate issues.

3. **Employee benefits:**

The Company maintains an employee retirement plan under which employees may defer a portion of their annual compensation, pursuant to Section 401(k) of the Internal Revenue Code. The Company can match employee contributions up to 25% of every dollar a participant contributes up to 3% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $13,700 and $11,500 in 2008 and 2007, respectively.

4. **Commitments and contingencies:**

Leases:

The Company leases certain office equipment and office space under a noncancellable operating leases expiring at various dates through May 2015. The office leases contain escalation clauses.

Future minimum lease payments on these leases are as follows:

Year ending December 31:	
2009	$ 466,400
2010	349,700
2011	103,700
2012	106,200
2013	108,600
Thereafter	157,800
	$1,292,400

Rent expense was $370,500 and $362,300 in 2008 and 2007, respectively. Rent expense is reported net of $117,700 and $96,200 of reimbursements from various representatives in 2008 and 2007, respectively.

Contingencies:

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business activities. In the opinion of management, these claims are not expected to have a material adverse effect on the Company's operations.

4. **Commitments and contingencies** (continued):

Clearing agreement:

The Company has a clearing agreement with First Clearing, LLC through February 2013. In connection with the agreement in 2008, the Company received a $200,000 incentive bonus which is being recognized monthly over the contract term as a reduction to clearance fees. Included in accrued expenses is $160,000 of unearned incentive bonus at December 31, 2008.

5. **Concentrations:**

Approximately 59% of investment banking revenue was earned from one investment banking client in 2008 and 2007.

6. **Supplemental disclosure of cash flow information:**

Cash paid for:	**2008**	**2007**
Income taxes	**$2,798**	$250
Interest	**$ 809**	$388

7. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had net capital of $152,100 and $294,495, which exceeded the minimum requirement of $100,000 by $52,100 and $194,495, respectively. The Company's net capital ratio was 6.65 to 1 at December 31, 2008 and 3.36 to 1 at December 31, 2007.

9. **Reconciliation of shareholder's equity, net income (loss) and net capital:**

A reconciliation of shareholder's equity, net income (loss) and net capital reported to FINRA to the amounts reported in the financial statements follows:

	As Previously Reported	Adjustments	As Currently Reported
Total assets	$ 1,513,778	$33,832	$ 1,547,610
Total liabilities	981,923	29,352	1,011,275
Total ownership equity	$ 531,855	$ 4,480	$ 536,335
Total revenue	$13,286,367	$34,000	$13,320,367
Total expenses	13,289,673	29,520	13,319,193
Net income (loss)	($ 3,306)	$ 4,480	$ 1,174
Net capital	$ 147,453	$ 4,647	$ 152,100

The adjustments stated above relate primarily to adjustments by the Company for additional revenues and related commissions.

Financial Statements

SOURCE CAPITAL GROUP, INC.

Report Pursuant to Rule 17a-5(d) of
The Securities and Exchange Commission

Years Ended December 31, 2008 and 2007